SOLIGENIX, INC.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540
Phone: (609) 538-8200

August 25, 2010

VIA EDGAR AND FAX (202-772-9198)

Ms. Tabatha Atkins, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Soligenix, Inc. Form 8-K Filed August 20, 2010 File No. 000-16929

Dear Ms. Atkins:

We are responding to your August 24, 2010 comment letter.  For your reference, we have included the comments from your letter followed by our responses.

Item 4.01. Changes in Registrant's Certifying Accountant.

1.
Please amend your filing to specify whether, during your past two fiscal years through August 16, 2010, you consulted Eisner LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K. The current disclosure is silent with respect to the year ended December 31, 2008.

Response:

We will amend the Form 8-K to indicate that we have not, during our past two fiscal years through August 16, 2010, consulted Eisner LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

2.
Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, Amper, Politziner & Mattia, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Response:

We will include with the amended Form 8-K, as Exhibit 16, a dated letter from our former accountants, Amper, Politziner & Mattia, LLP, as required by Item 304(a)(3) of Regulation S-K.

*      *      *      *      *

In connection with responding to the comment letter, we acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ Christopher P. Schnittker

Christopher P. Schnittker
Vice President of Administration and Controller

Cc:	Christopher J. Schaber, Chief Executive Officer and President Leslie J. Croland, P.A.